SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2001

Commission file number: 1-11793

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

The Dial Corporation Future Investment Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE DIAL CORPORATION 15501 NORTH DIAL BOULEVARD SCOTTSDALE, ARIZONA 85260-1619

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Dial Corporation Future Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE DIAL CORPORATION FUTURE INVESTMENT PLAN

By

Conrad A. Conrad Executive Vice President and Chief Financial Officer of The Dial Corporation

DATE: May 22, 2002

THE DIAL CORPORATION
FUTURE INVESTMENT PLAN
(formerly known as The Dial Corporation Capital Accumulation Plan)

Financial Statements
For the Years Ended November 30, 2001 and 2000,
Supplemental Schedules as of and for the Year Ended
November 30, 2001, and Independent Auditors’ Report

THE DIAL CORPORATION FUTURE INVESTMENT PLAN
(formerly known as The Dial Corporation Capital Accumulation Plan)

INDEPENDENT AUDITORS’ REPORT
NET ASSETS AVAILABLE FOR BENEFITS
CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE NOVEMBER 30, 2001
Schedule of Assets Held for Investment Purposes at End of Year
Reportable Transactions
EXHIBIT 23

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2001 AND 2000 AND FOR THE YEARS THEN ENDED:

Net Assets Available for Benefits	2

Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULES AS OF NOVEMBER 30, 2001 AND FOR THE YEAR THEN ENDED:

Assets Held for Investment Purposes at End of Year	11

Reportable Transactions	12

EXHIBIT 23 - INDEPENDENT AUDITORS’ CONSENT	13

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator and Participants of
The Dial Corporation Future Investment Plan
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation Future Investment Plan (the “Plan”) (formerly known as The Dial Corporation Capital Accumulation Plan) as of November 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at November 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the year ended November 30, 2001 on pages 11 and 12 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

\s\ Deloitte & Touch LLP
Deloitte & Touche LLP

Phoenix, Arizona
May 22, 2002

THE DIAL CORPORATION FUTURE INVESTMENT PLAN
(formerly known as The Dial Corporation Capital Accumulation Plan)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
NOVEMBER 30, 2001 and 2000

ASSETS	2001	2000
CASH	$152,003	$2,749

INVESTMENTS AT FAIR VALUE:

Mutual Funds	39,320,247	37,340,978

Common Stock	41,645,293	27,267,364

Guaranteed Investment Contract Funds	7,343,360	6,717,054

Participant notes receivable	1,182,925	1,127,258

Total investments at fair value	89,491,825	72,452,654

RECEIVABLES

Employer contributions	1,904,586	59,012

Participant contributions	1,571,526	159,581

Interest on loan repayments	6,562	6,446

Total receivables	3,482,674	225,039

Total assets	93,126,502	72,680,442

LIABILITIES

ACCOUNTS PAYABLE	4,873	0

NET ASSETS AVAILABLE FOR BENEFITS	$93,121,629	$72,680,442

See notes to financial statements.

THE DIAL CORPORATION FUTURE INVESTMENT PLAN
(formerly known as The Dial Corporation Capital Accumulation Plan)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED NOVEMBER 30, 2001 AND 2000

	2001	2000
Contributions:

Employer	$4,342,053	$1,768,245

Employee pre-tax	7,023,830	4,782,433

Employee after-tax	139,042	173,379

Total contributions	11,504,925	6,724,057

Investment income:

Dividends	2,816,524	4,421,176

Interest	486,938	602,965

Net appreciation/(depreciation) in fair value of investments	10,132,261	(24,778,972)

Total investment income/(loss)	13,435,723	(19,754,831)

Benefits paid to participants	(4,499,461)	(11,080,824)

NET INCREASE/(DECREASE)	20,441,187	(24,111,598)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	72,680,442	96,792,040

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$93,121,629	$72,680,442

See notes to financial statements.

THE DIAL CORPORATION FUTURE INVESTMENT PLAN
(formerly known as The Dial Corporation Capital Accumulation Plan)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED NOVEMBER 30, 2001 AND 2000

1.	DESCRIPTION OF THE PLAN

The following brief description of The Dial Corporation Future Investment Plan (the “Plan”) (formerly known as The Dial Corporation Capital Accumulation Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan was established July 31, 1996. Employees of The Dial Corporation and certain of its subsidiaries (the “Company”) who are not covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a 12 consecutive month period. Effective January 1, 2001, the Plan was amended to provide employees with immediate eligibility. Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations. The Company also contributes a matching amount, subject to certain limitations.

The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 (“ERISA”).

a.	Investment Programs - Contributions to the Plan are invested by the Plan’s trustee, T. Rowe Price (“TRP”), at the designation of the participants. The Plan has offered participants a choice of various programs in which to invest pre-tax, after-tax and rollover deposits.

1)	T. Rowe Price Stable Value Fund - This fund invests in a diversified portfolio of Guaranteed Investment Contracts (“GIC”) issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund approximates the aggregate contract values of the GIC portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund’s underlying GICs ranged from approximately 4.85% to 7.83% for 2001 and 5.88% to 7.83% for 2000, resulting in a blended rate of return for the fund of 6.06% and 6.10%, for 2001 and 2000, respectively.

2)	T. Rowe Price Equity Index Trust Fund - This fund invests in common stocks. The fair value of the fund is dependent upon the market value of the stocks.

3)	T. Rowe Price Spectrum Growth Fund - This fund seeks long-term capital appreciation and income by investing in a diversified portfolio of T. Rowe Price mutual funds, which consist primarily of investments in the common stock of other companies. The fair value of the fund is dependent upon the market value of the investments.

4)	T. Rowe Price Personal Strategy Income Fund - This fund seeks to provide income and, secondarily, long-term capital appreciation by investing approximately 40% in stocks, 40% in bonds and 20% in money market securities. The fair value of the fund is dependent upon the market value of the investments.

5)	T. Rowe Price Personal Strategy Balanced Fund — This fund seeks long-term capital appreciation and income by investing approximately 60% in stocks, 30% in bonds and 10% in money market securities. The fair value of the fund is dependent upon the market value of the investments.

6)	T. Rowe Price Personal Strategy Growth Fund — This fund seeks long-term capital appreciation and income by investing approximately 80% in stocks, and 20% in bonds and money market securities. The fair value of the fund is dependent upon the market value of the investments.

7)	T. Rowe Price International Stock Fund — This fund seeks long-term capital appreciation by investing in stocks of established non-U.S. companies. The fair value of the fund is dependent upon the market value of the investments.

8)	Pimco Total Return Fund — This fund seeks income consistent with preservation of capital and daily liquidity. It invests primarily in a diversified portfolio of investment-grade bonds with durations ranging from three to six years. The fair value of the fund is dependent upon the market value of the investments.

9)	T. Rowe Price Value Fund — This fund seeks long-term capital appreciation by investing in stocks in a variety of industries. The fair value of the fund is dependent upon the market value of the investments.

10)	T. Rowe Price Blue Chip Growth Fund - This fund invests in stocks of large and medium-sized blue chip growth companies that are well established and have the potential for above-average growth. The fair value of the fund is dependent upon the market value of the stocks.

11)	T. Rowe Price Mid-Cap Growth Fund — This fund seeks long-term capital appreciation by investing in stocks of medium sized companies. The fair value of the fund is dependent upon the market value of the investments.

12)	T. Rowe Price Small-Cap Stock Fund — This fund seeks long-term capital appreciation by investing in stocks of small to medium sized companies. The fair value of the fund is dependent upon the market value of the investments.

13)	The Dial Corporation (“Dial”) Common Stock Fund - This fund invests in the common stock of Dial, and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

b.	Contributions - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan and may range from 1% to 21% of compensation. Company matching contributions are based on employee pre-tax wage reductions up to 100% of the first 4% of wage reduction. Each employee may elect an after-tax contribution of between 1% and 21% of compensation. However, in no event shall combined pre-tax reductions and after-tax contributions exceed 21% of compensation. No Company matching contributions are made based on after-tax contributions. Company matching contribution account balances, beginning on May 16, 2001, were divided into two accounts within the Dial Stock fund – a non-moveable Dial stock account equal to 25% of participants’ existing company matching contribution account balances and a movable Dial stock account equal to 75% of the existing company matching contribution account balances. Matching contributions beginning on this date and going forward were invested according to this 25% non-moveable, 75% moveable methodology. Participants can move matching contributions in or out of the moveable Dial Stock fund at any time, to or from any of 5 specified funds. In 2001, the 75% moveable match automatically defaulted to the Dial Stock fund if participants did not direct where it was invested. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

c.	Discretionary Contributions – In 2001, The Company enhanced the Plan to include a discretionary profit-sharing matching contribution, not to exceed 50% of the participants’ first 4% of pre-tax wage reductions. The Company’s financial performance, measured by Earnings Per Share, determines the level of the additional profit-sharing matching contribution. All profit-sharing matching contributions are automatically invested in Dial stock. As of November 30, 2001, the Plan had a profit-sharing matching contribution receivable of $1,103,478. Additionally, beginning in 2001, the Plan was amended to include bonuses earned as eligible compensation. Company matching contributions on bonuses are invested in line with the regular matching contributions on pre-tax wage reductions. As of November 30, 2001, the Plan had employee contributions receivable and employer contributions receivable of $1,413,988 and $726,379, respectively, related to bonuses that were earned in 2001, but paid in 2002.

d.	Payment of Benefits - Benefits are paid to participants upon termination from the Company, disablement, retirement or death.

e.	Participant Loans and Hardship Withdrawals - The Plan allows participants to borrow against their 401(k) account balances in an amount not to exceed the lesser of 50% of their vested balance or $50,000. The applicable interest rate is determined by the committee responsible for administering the Plan and shall be equal to the prime rate in effect at various times throughout the year. Loans shall be repaid in equal installments over a maximum of five years, except for loans for purchasing a home, which can be repaid over a maximum of 15 years. All loans are secured by the borrowing participant’s interest in the Plan. The loans are treated as an earmarked investment of the participants with interest repayments credited proportionately to the original investment funds liquidated to provide the principal. Withdrawals of employee wage reduction contributions and rollover deposits may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all nontaxable loans and after-tax withdrawals available under the Plan have already been obtained.

f.	Vesting - All contributions to the Plan are 100% vested and non-forfeitable at all times.

g.	Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, Company matching contributions, profit-sharing matching contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation or depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts less participant loans.

h.	Plan Administration - The Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Company’s Board of Directors. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. For the years ended November 30, 2001 and 2000, Plan expenses were paid directly by the Company.

i.	Plan Termination - While it is the Company’s intention to continue the Plan, the Company has the right to terminate the Plan provided all employer contributions due at the termination date have been paid.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are as follows:

a.	Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

b.	Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.	Payment of Benefits - Benefits are recorded when paid.

d.	Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.	INVESTMENTS

The following table presents the net assets of the Plan by fund as of November 30, 2001 and 2000.

	November 30

	2001	2000

ASSETS

Mutual Funds:

Pimco Total Return Fund	$1,354,172	$586,313

TRP Personal Strategy Income Fund	9,717,271	10,172,392

TRP Personal Strategy Balanced Fund	1,451,624	1,269,063

TRP Personal Strategy Growth Fund	1,829,727	1,314,074

TRP Value Fund	1,821,951	1,159,470

TRP Spectrum Growth Fund	4,941,848	5,451,883

TRP International Stock Fund	1,219,555	1,326,848

TRP Mid-Cap Growth Fund	4,553,064	3,789,547

TRP Small-Cap Stock Fund	2,427,761	1,930,743

TRP Blue Chip Growth Fund	7,056,806	7,473,748

TRP Equity Index Trust Fund	2,946,468	2,866,897

Guaranteed Investment Contract Funds:

TRP Stable Value Fund	7,343,360	6,717,054

Common Stock:

The Dial Corporation Common Stock *	41,645,293	27,251,250

FINOVA Group Inc. Common Stock		16,114

Participant Notes Receivable	1,182,925	1,127,258

Receivables	3,482,674	225,039

Cash	152,003	2,749

Total assets at fair value	93,126,502	72,680,442

LIABILITIES

Accounts Payable	4,873	0

NET ASSETS AVAILABLE FOR BENEFITS	$93,121,629	$72,680,442

•     Nonparticipant-directed

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	November 30,

	2001	2000

Net Assets:

The Dial Corporation Common Stock	$41,645,293	$27,251,250

Year Ended
November 30, 2001

Changes in Net Assets:

Contributions	$3,328,671

Dividends	378,293

Net loan withdrawals including interest	(31,188)

Net appreciation	13,769,490

Plan Transfers, net	(1,353,262)

Benefits paid to participants	(1,697,961)

Net Increase	$14,394,043

5.	RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.	SUBSEQUENT EVENT

Effective December 31, 2001, with the approval of the Board of Directors of The Dial Corporation and the trustees of the Freeman Cosmetic Corporation Capital Accumulation Plan (the “Freeman Plan”), the account balances in the Freeman Plan were merged into this Plan. All liabilities and obligations incurred under the Freeman Plan prior to December 31, 2001 in respect of participants who became participants under this Plan as a result of the dissolution shall be assumed by this Plan, effective December 31, 2001. Immediately after the merger, prior Freeman Plan participants’ account balances will equal the sum of the their Freeman account balances plus their account balances in this Plan, if applicable.

7.	FEDERAL INCOME TAX STATUS

The Plan obtained its determination letter on December 3, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

On December 28, 2001, the Company filed Form 5300 with the IRS, which is an application for a letter of favorable determination.

THE DIAL CORPORATION FUTURE INVESTMENT PLAN
(formerly known as The Dial Corporation Capital Accumulation Plan)
SUPPLEMENTAL SCHEDULE
NOVEMBER 30, 2001

Form 5500, Schedule H, Part IV

Schedule of Assets Held for Investment Purposes at End of Year

Column B	Column C	Column D	Column E

	Description of Investment
Identity of Issuer,	Including Collateral, Rate of
Borrower, Lessor or	Interest, Maturity Date,		Current
Similar Party	Par or Maturity Value	Cost	Value

Pimco Total Return Fund	Mutual Fund (124,809 shares)	**	$1,354,172

TRP Equity Index Trust Fund	Mutual Fund (96,416 shares)	**	2,946,468

TRP Personal Strategy Income Fund	Mutual Fund (755,620 shares)	**	9,717,271

TRP Personal Strategy Balanced Fund	Mutual Fund (96,453 shares)	**	1,451,624

TRP Personal Strategy Growth Fund	Mutual Fund (104,199 shares)	**	1,829,727

TRP Value Fund	Mutual Fund (95,540 shares)		1,821,951

TRP Spectrum Growth Fund	Mutual Fund (351,983 shares)	**	4,941,848

TRP Stable Value Fund	Mutual Fund (7,343,360 shares)	**	7,343,360

TRP International Stock Fund	Mutual Fund (109,870 shares)	**	1,219,555

TRP Mid-Cap Growth Fund	Mutual Fund (121,512 shares)	**	4,553,064

TRP Small-Cap Stock Fund	Mutual Fund (101,665 shares)	**	2,427,761

TRP Blue Chip Growth Fund	Mutual Fund (247,000 shares)	**	7,056,806

The Dial Corporation	Common Stock (2,378,372 shares)	$32,885,076	41,645,293

Participant notes receivable	Participant Loans (Interest at 6% to 11.5% maturing from 2001 to 2015)		1,182,925

	Total assets held for investment purposes		$89,491,825

•     Cost information is not required for participant-directed investments

THE DIAL CORPORATION FUTURE INVESTMENT PLAN
(formerly known as The Dial Corporation Capital Accumulation Plan)
SUPPLEMENTAL SCHEDULE
YEAR ENDED NOVEMBER 30, 2001
Form 5500, Schedule H, Part IV
Schedule of Reportable Transactions

Column H
Column A					Current	Column I
Identity	Column B				Value of	Net
Of	Description	Column C	Column D	Column G	Asset on	Gain
Party	of	Purchase	Selling	Cost of	Transaction	or
Involved	Asset	Price	Price	Asset	Date	(Loss)

Single Transactions

Series of Transactions

The Dial Corporation	Common Stock	$18,134,684		$18,134,684	$18,134,684

The Dial Corporation	Common Stock		$17,406,965	$17,303,672	$17,406,965	$103,293

NOTE:	Reportable transactions are those transactions which either singularly or in series of combined purchases and sales during the year exceed 5% of the fair value of the Plan’s assets at the beginning of the year

EXHIBIT 23

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-10149 and 333-46514 of The Dial Corporation on Form S-8 of our report dated May 22, 2002, appearing in this Annual Report on Form 11-K of The Dial Corporation Future Investment Plan (formerly known as The Dial Corporation Capital Accumulation Plan) for the year ended November 30, 2001.

\s\ Deloitte & Touche LLP
Deloitte & Touche LLP

Phoenix, Arizona
May 29, 2002